

SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 51338

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jerome P. Greene & Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6385 Oxbow Way
(No. and Street)

Indianapolis (City) IN (State) 46240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Dalton 765-987-7557 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paul E. Cravens, CPA
(Name – *if individual, state last, first, middle name*)

265 Regency Circle (Address) Lexington (City) KY (State) 40503 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Steve Dalton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jerome P. Greene & Associates, LLC, as of 12/31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

FinOp

Title



Notary Public Mae M. Olson 3/7/2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JEROME P. GREENE & ASSOCIATES, LLC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

Paul E. Cravens
Certified Public Accountant
265 Regency Circle
Lexington, KY 40503
(606) 277-4557

JEROME P. GREENE & ASSOCIATES, LLC.

CONTENTS

Paul E. Cravens, CPA
265 Regency Circle ♦ Lexington, KY 40503
Phone (606)277-4557 ♦ Fax (606)277-4557

INDEPENDENT AUDITOR'S REPORT

March 29, 2007

To The Board of Directors of
Jerome P. Greene & Associates, LLC.
Indianapolis, IN

We have audited the balance sheets of Jerome P. Greene & Associates, LLC. as of December 31, 2006 and 2005, and the related statements of operations, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jerome P. Greene & Associates, LLC. as of December 31, 2006 and 2005, and the results of operation and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paul E. Cravens
Certified Public Accountant

Jerome P. Greene & Associates, LLC
Balance Sheets
December 31, 2006 and 2005

ASSETS	2006	2005
CURRENT ASSETS		
Cash and equivalents - Note 2	$353,034	$340,701
Prepaid Expenses	0	71,477
Total current assets	353,034	412,178
FIXED ASSETS - Note 4		
Equipment, net of accumulated depreciation of $198,895 and $175,578, respectively	0	23,317
TOTAL ASSETS	$353,034	$435,495

LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	6,000	6,000
Total current liabilities	6,000	6,000
STOCKHOLDER'S EQUITY - Note 3		
Paid-in capital	179,936	179,936
Retained earnings	167,098	249,559
Total stockholder's equity	347,034	429,495
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$353,034	$435,495

The Notes to Financial Statements are an integral part of these statements.

Jerome P. Greene & Associates, LLC
Statements of Operations and Retained Earnings
For the Years Ended December 31, 2006 and 2005

	2006	2005
Total Revenues	$604,062	$5,852,869
General and administrative expenses	688,248	5,701,096
Income (loss) from operations	(84,186)	151,773
Interest income	22,156	23,031
Net income (loss)	(62,030)	174,804
Retained earnings, beginning of fiscal year	249,559	201,030
Less: Shareholder draws	(20,431)	(126,275)
Retained earnings, end of fiscal year	$167,098	$249,559

The Notes to Financial Statements are an integral part of these statements.

Jerome P. Greene & Associates, LLC
Statements of Cash Flows
For the Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	(62,030)	$174,804
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Depreciation	23,317	35,000
Change in current assets:		
Decrease(increase) in prepaid expenses	71,477	(71,477)
Changes in current liabilities:		
Increase/(decrease) in accounts payable and accrued expenses	(0)	1,000
Net cash (used in) provided by operating activities	32,764	139,327
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	0	0
Net cash provided by investing activities	0	0
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder Draws net of additional paid in capital	(20,431)	(53,339)
Net cash used by financing activities	(20,431)	(53,339)
Net (decrease) increase in cash	12,333	85,988
Cash, beginning of fiscal year	340,701	254,713
Cash, end of fiscal year	$353,034	$340,701

The Notes to Financial Statements are an integral part of these statements.

Jerome P. Greene & Associates, LLC

Statements of Cash Flows

For the Years Ended December 31, 2006 and 2005

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	2006	2005
Cash paid during the fiscal year for:		
Interest	0	0
Income taxes	0	0

Jerome P. Greene & Associates, LLC
Notes to Financial Statements

Note 1 Summary of Significant Accounting Policies

General:
The company is a securities broker-dealer. The Company provides financial consulting services, but does not carry securities. The Company's financial statements are presented in accordance with generally accepted accounting principles.

Revenue Recognition
The Company's consulting fees are recorded on the date deposited.

Note 2 Cash and equivalents

At December 31, 2006, cash and equivalents were comprised of the following.

Merrill Lynch Money Fund(s)	$353,034

Note 3 Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $339,632, which was $334,632 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1 at December 31, 2006.

Note 4 Office Furniture & Equipment

Office equipment & furniture is stated at cost. For financial and income tax purposes accelerated depreciation methods are used.

Note 5 Income Taxes

Beginning in the year 2002 the company elected a LLC status, which means that taxes are not accrued at the corporate level but will pass through to the shareholders, therefore no taxes are accrued.

Paul E. Cravens, CPA
265 Regency Circle ♦ Lexington, KY 40503
Phone (606)277-4557 ♦ Fax (606)277-4557

March 29, 2007

To The Board Directors of
Jerome P. Greene & Associates, LLC.

We have audited the financial statements of Jerome P. Greene & Associates, LLC. as of December 31, 2006, for the year ended and have issued our report thereon dated March 28th, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standard. The purpose of our study and evaluation, which included obtaining and understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal control of Jerome P. Greene & Associates, LLC., taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness. We did note that the Company has a small office staff and, therefore, limited segregation of duties. Although management is aware of this weakness in internal control and continues to assess exposure in this area, correction of this weakness is currently precluded as a result of the limited number of employees of the Company. Duties should continue to prevent personnel from controlling transactions on a regular basis.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices

and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and National Association of Securities Dealers and should not be used for any other purposes.

Paul E. Cravens
Certified Public Accountant

Jerome P. Greene & Associates, LLC
SCHEDULE I

Computation of net capital under rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2006

Assets	$353,034
Less: Liabilities	6,000
Total Proprietor's Capital	347,034
Less: Non-Allowable Assets	(0)
Allowable Net Capital	$347,034
Less: Undue Concentration Haircut	(7,402)
Net Capital	$339,632

Reconciliation with Company's Net Capital Computation
included in Part II of Form X-17A-5
as of December 31st, 2006

Net Capital (Audited) from above	$339,632
Net Capital as reported in Company's Part II (Unaudited) FOCUS Report	$339,375
Difference (cash difference from audit to 4th qtr. Focus)	$257

Jerome P. Greene & Associates, LLC
SCHEDULE II

Reconciliation of Computation of Owners Equity
as of December 31, 2006

Owners Equity as reported in Company's Part II (unaudited) Focus Report	$ 370,094
Less: Auditor's adjustment for 2006 Depreciation Expense	(23,317)
Auditor's adjustment to cash	257
Total Auditor's adjustments	(23,060)
Owners Equity after adjustments (Audited)	$347,034

END